**Mercedes-Benz Auto Receivables Trust 2024-1**
**Investor Report**

Collection Period Ended    31-Mar-2025

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 15 | | | |
| Collection Period (from... to) | 1-Mar-2025 | 31-Mar-2025 | | |
| Determination Date | 11-Apr-2025 | | | |
| Record Date | 14-Apr-2025 | | | |
| Distribution Date | 15-Apr-2025 | | | |
| Interest Period of the Class A-1, A-2B Notes (from... to) | 17-Mar-2025 | 15-Apr-2025 | Actual/360 Days | 29 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Mar-2025 | 15-Apr-2025 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 295,700,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 244,500,000.00 | 95,923,836.68 | 78,585,325.57 | 17,338,511.11 | 70.914156 | 0.321412 |
| Class A-2B Notes | 244,500,000.00 | 95,923,836.68 | 78,585,325.57 | 17,338,511.11 | 70.914156 | 0.321412 |
| Class A-3 Notes | 476,600,000.00 | 476,600,000.00 | 476,600,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 98,010,000.00 | 98,010,000.00 | 98,010,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,359,310,000.00** | **766,457,673.36** | **731,780,651.14** | **34,677,022.22** | | |
| | | | | | | |
| Overcollateralization | 34,856,681.09 | 34,854,167.03 | 34,854,167.03 | | | |
| Adjusted Pool Balance | 1,394,166,681.09 | 801,311,840.39 | 766,634,818.17 | | | |
| Yield Supplement Overcollateralization Amount | 65,292,162.27 | 37,242,625.25 | 35,701,260.25 | | | |
| **Pool Balance** | **1,459,458,843.36** | **838,554,465.64** | **802,336,078.42** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 34,856,681.09 | 2.50% |
| Target Overcollateralization Amount | 34,854,167.03 | 2.50% |
| Current Overcollateralization Amount | 34,854,167.03 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 5.060000% | 404,478.84 | 1.654310 | 17,742,989.95 | 72.568466 |
| Class A-2B Notes | 4.718670% | 364,620.97 | 1.491292 | 17,703,132.08 | 72.405448 |
| Class A-3 Notes | 4.800000% | 1,906,400.00 | 4.000000 | 1,906,400.00 | 4.000000 |
| Class A-4 Notes | 4.790000% | 391,223.25 | 3.991667 | 391,223.25 | 3.991667 |
| **Total** | | **$3,066,723.06** | | **$37,743,745.28** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 33,625,638.55 | (1) Total Servicing Fee | 698,795.39 |
| Interest Collections | 5,273,198.43 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 776,106.74 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 1,291,495.35 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 3,066,723.06 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 132,159.48 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **41,098,598.55** | (6) Regular Principal Distributable Amount | 34,677,022.22 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **41,098,598.55** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 2,656,057.88 |
| | | **Total Distribution** | **41,098,598.55** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 698,795.39 | 698,795.39 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 3,066,723.06 | 3,066,723.06 | 0.00 |
|   thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2A Notes | 404,478.84 | 404,478.84 | 0.00 |
|   thereof on Class A-2B Notes | 364,620.97 | 364,620.97 | 0.00 |
|   thereof on Class A-3 Notes | 1,906,400.00 | 1,906,400.00 | 0.00 |
|   thereof on Class A-4 Notes | 391,223.25 | 391,223.25 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 3,066,723.06 | 3,066,723.06 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 34,677,022.22 | 34,677,022.22 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 34,677,022.22 | 34,677,022.22 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 3,485,416.70 |
| Reserve Fund Amount - Beginning Balance | 3,485,416.70 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 11,845.43 |
| minus Net Investment Earnings | 11,845.43 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,485,416.70 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 11,845.43 |
| Net Investment Earnings on the Collection Account | 120,314.05 |
| Investment Earnings for the Collection Period | 132,159.48 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,459,458,843.36 | 29,733 |
| Pool Balance beginning of Collection Period | 838,554,465.64 | 19,940 |
| Principal Collections | 18,565,201.39 | |
| Principal Collections attributable to Full Pay-offs | 15,060,437.16 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 2,592,748.67 | |
| Pool Balance end of Collection Period | 802,336,078.42 | 19,302 |
| Pool Factor | 54.97% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 7.74% | 7.95% |
| Weighted Average Number of Remaining Payments | 60.69 | 46.56 |
| Weighted Average Seasoning (months) | 8.92 | 23.68 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 789,181,408.85 | 19,065 | 98.36% |
| 31-60 Days Delinquent | 9,814,984.24 | 171 | 1.22% |
| 61-90 Days Delinquent | 2,620,958.21 | 55 | 0.33% |
| 91-120 Days Delinquent | 718,727.12 | 11 | 0.09% |
| Total | 802,336,078.42 | 19,302 | 100.00% |

| **Delinquency Trigger** | | | **3.550%** |
|---|---|---|---|
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | | | 0.416% |
| Delinquency Trigger occurred | | | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 2,592,748.67 | 57 | 38,445,564.09 | 838 |
| Principal Net Liquidation Proceeds | 763,513.59 | | 14,340,737.88 | |
| Principal Recoveries | 1,242,425.04 | | 9,830,707.68 | |
| Principal Net Loss / (Gain) | 586,810.04 | | 14,274,118.53 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | | |
|---|---|---|
| Current Collection Period | 0.858% | |
| Prior Collection Period | 0.980 % | |
| Second Prior Collection Period | 0.585 % | |
| Third Prior Collection Period | 0.898 % | |
| Four Month Average | 0.830% | |

| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.978% |
|---|---|
| **Average Net Loss / (Gain)** | 17,033.55 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.